UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
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The Medicines Company
(Name of Subject Company)
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The Medicines Company
(Names of Persons Filing Statement)
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Common Stock, $0.001 par value per share
(Title of Class of Securities)
584688105
(CUSIP Number of Class of Securities)
Mark Timney
Chief Executive Officer
The Medicines Company
8 Sylvan Way
Parsippany, New Jersey 07054
(973) 290-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)
____________________
With copies to:
Stephen Rodin Executive Vice President, General Counsel The Medicines Company 8 Sylvan Way Parsippany, New Jersey 07054 (973) 290-6000	Scott A. Barshay Jeffrey D. Marell Justin Rosenberg Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

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☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following document relating to the proposed acquisition of The Medicines Company (the “Company”), a Delaware corporation, pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 23, 2019, by and among Novartis AG (“Parent”), a company organized under the laws of Switzerland, Medusa Merger Corporation (“Merger Sub”), a Delaware corporation and an indirect, wholly-owned subsidiary of Parent, and the Company. Pursuant to the Merger Agreement, Merger Sub will commence a tender offer no later than December 5, 2019 to purchase all of the outstanding shares of common stock of the Company:
Press release, dated as of November 24, 2019, issued by The Medicines Company and Novartis AG relating to the proposed acquisition of The Medicines Company (Exhibit 99.1)
Additional Information
The tender offer described in this document has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities by the Company. An offer to purchase shares of the Company’s common stock will only be made pursuant to an Offer to Purchase and related tender offer materials that Parent intends to file with the U.S. Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Merger Sub and Parent will file a Tender Offer Statement on Schedule TO and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation statement on Schedule 14d-9 will contain important information. The Company’s stockholders are urged to read these documents (including the Offer to Purchase and related Letter of Transmittal and certain other documents), and the Solicitation/Recommendation Statement, as may be amended from time to time, carefully when they become available because they will contain important information that they should consider before making any decision regarding tendering their shares of the Company’s common stock. In addition to the Solicitation/Recommendation Statement, the Company files annual, quarterly and special reports, proxy statements and other information with the SEC. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company at https://www.themedicinescompany.com/.
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction and similar transactions; the prospective performance and outlook of the Company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer and the merger; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; (vii) the effect of this announcement or pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in the Company’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2018 and any subsequent quarterly reports on Form 10-Q, current reports on Form 8-K, in particular (a) the ability of the Company to effectively develop inclisiran; (b) whether inclisiran will advance in the clinical trials process on a timely basis or at all, or succeed in achieving its specified endpoints; (c) whether the Company will make regulatory submissions for inclisiran on a timely basis; (d) whether its regulatory submissions will receive approvals from regulatory agencies on a timely basis or at all; (e) the extent of the commercial success of inclisiran, if approved; (f) the strength, durability and life of the Company’s patent protection for inclisiran and whether the Company will be successful in extending exclusivity. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are based on information currently available to the Company, and the Company expressly disclaims any intent or obligation to update, supplement or revise publicly these forward-looking statements except as required by law.